Exhibit 99.1

XP INC. PARTNERS WITH JIVE, A LEADING ALTERNATIVE

INVESTMENT MANAGER IN BRAZIL

São Paulo, Brazil, June 25, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, signed yesterday the acquisition of a minority stake in Jive Investments, the largest independent alternative investment manager in Brazil, offering credit recovery, real estate, and other distressed asset strategies. XP's investment will allow Jive to accelerate its growth, while the partnership represents another step in XP’s initiative to foster independent asset managers in Brazil within an entrepreneur-friendly ecosystem.

Additionally, the development of independent asset managers meets XP's strategy by contributing to an increase in secondary market liquidity. Higher liquidity is vital when we think about the disintermediation in the credit industry through capital markets.

Currently, Jive manages approximately R$8 billion in assets, R$21 billion in face value with more than 1,300 investors in Brazil and abroad. The partnership will allow the company to originate and distribute assets directly or through approximately 9,000 IFAs plugged into XP's network.

One of Jive's strategic initiatives is to enter the retail channel. “Our initial focus was investing in highly complex assets for institutional investors. Now, we are extending our investment offerings into products with lower risk and complexity profiles, which are more appropriate for a wider audience,” commented Guilherme Ferreira, partner at Jive. “Our plans include stepped up investments in technology, expanding origination and distribution channels, strengthening the team, and capitalizing on opportunities to acquire other managers and platforms that are complementary to our business.

“Jive is a leading player in alternative investments in Brazil. Our vision is to offer our clients a complete investment ecosystem through partnerships with the best managers in the market, such as Jive,” stated Leon Goldberg, partner at XP Inc.

Initial product development initiatives will be focused on high yield credit, real estate, and legal assets. More broadly, Jive plans to offer a more complete and integrated investment platform in alternative and illiquid assets, with differentiated products for investors. Moreover, management is planning on expanding the company’s offering of asset management, collection, and recovery services to third parties, including banks, pension funds and large companies.

The governance and independence of each company will remain unchanged.

The closing of the transaction is dependent on the approval of Cade (Administrative Council for Economic Defense).

About Jive

Jive Investments (www.jiveinvestments.com.br) is an integrated alternative asset management platform focused on the origination, acquisition and recovery of non-performing loans (“NPL”), real estate in complex situations, judicial assets and other distressed assets. A leader in investing in distressed assets in Brazil and the most significant independent player in the market, Jive has a fully integrated credit recovery process, including the management of legal and administrative collection proceedings and the management of recovered properties and other physical assets, within a single, scalable, technology-intensive platform for asset location, pricing and recovery.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimaraes	IR Website: investors.xpinc.com